A STRONGER PORTFOLIO

GEARED FOR FASTER GROWTH

General Mills Analyst Meeting

July 17, 2000

This presentation contains forward-looking statements based on management's current expectations and assumptions. Such statements are subject to certain risks and uncertainties that could cause actual results to differ. In particular, our predictions about the Pillsbury acquisition could be affected by regulatory and stockholder approvals, integration problems; failure to achieve synergies; unanticipated liabilities, inexperience in new business lines, and changes in the competitive environment. In addition, our future results also could be affected by a variety of factors such as: competitive dynamics in the U.S. ready-to-eat cereal market, including pricing and promotional spending levels by competitors; the impact of competitive products and pricing; product development; actions of competitors other than as described above; acquisitions or dispositions of businesses or assets; changes in capital structure; changes in laws and regulations, including changes in accounting standards; customer demand; effectiveness of advertising and marketing spending or programs; consumer perception of health-related issues; economic conditions, including changes in inflation rates or interest rates; fluctuations in the cost and availability of supply-chain resources; and foreign economic conditions, including currency rate fluctuations. The company undertakes no obligation to publicly revise any forward-looking statements to reflect future events or circumstances.

TRANSACTION SUMMARY

- General Mills will Acquire Pillsbury in a Stock-for-Stock Exchange
- Diageo will Receive 141 Million General Mills Common Shares
- Transaction Value includes $5.1 Billion of Pillsbury Debt
- Contingent Payment under Certain Conditions
- Total Transaction Value: $10.5 Billion

GENERAL MILLS ACCELERATED GROWTH 2010 GOALS

	Old Model	New Goal
Reported Sales	6%	7%+
EPS Growth Target	10-13%	11-15%

PROJECTED CASH FLOW FROM OPERATIONS
(Millions)


General Mills
General Mills / Pillsbury
800
955
860
1390
925
1675
995
1870
2001
2002
2003
2004

GENERAL MILLS
GROWTH STRATEGIES

- Product Innovation
- Channel Expansion
- International Market Expansion
- Margin Expansion

STRATEGIC RATIONALE

- Stronger, More Balanced Portfolio Geared for Faster Growth
- Significant Synergies
- Enhanced Shareholder Value

Pillsbury

THE NEW GENERAL MILLS SALES: $12.8 Billion*


General Mills
60%
Pillsbury
40%

Assumes Divestiture of Pillsbury Dessert Mixes and Green Giant Canned Vegetables

* Includes Proportionate Share of GMI JV Sales

TOP NORTH AMERICAN FOOD COMPANIES
(Food Sales in Billions)


Kraft/Nabisco 23.4*
ConAgra 17.1
General Mills 10.9
Nestlé 8.6
Pepsico (Frito Lay) 7.9
Unilever/Bestfoods 7.2
Sara Lee 6.9*
Heinz 5.1
Campbell 4.8*
Kellogg 4.4
Hershey Foods 4.0
Quaker Oats 2.4
Danone .7

Source: Annual Reports
*** U.S. Sales**

TOP GLOBAL FOOD COMPANIES
(Food Sales in Billions)



Nestlé 41.8
Kraft/Nabisco 35.1
Unilever/Bestfoods 30.5
ConAgra 19.0
General Mills 12.8
Pepsico (Frito Lay) 12.2
Sara Lee 10.6
Danone 9.9
Heinz 9.0
Kellogg 7.0
Campbell 6.4
Hershey Foods 4.0
Quaker Oats 2.9

Source: Annual Reports

GENERAL MILLS
A STRONGER PORTFOLIO


International*
$2.3 Billion
(18%)
Refrigerated
$1.8 Billion
(14%)
Frozen
$.8 Billion
(6%)
Foodservice
$1.7 Billion
(13%)
Big G
Cereals
(20%)
Dry Grocery
$6.2 Billion
(49%)

Assumes Divestiture of Pillsbury Dessert Mixes
and Green Giant Canned Vegetables

* Includes Proportionate Share of CPW and SVE Sales

POWERFUL BRAND LINEUP

Cheerios

Fruit Roll-Ups

Pillsbury

Yoplait

Hungry Jack

Old El Paso

Betty Crocker

Häagen-Dazs

Totino's

Hamburger Helper

Progresso

Pillsbury

GENERAL MILLS
LEADING MARKET POSITIONS
($ in MM)

	Category Size	Dollar Share	Rank
Big G Cereals	$7,500	33%	1
Yogurt	2,030	35	1
Betty Crocker Desserts	1,080	41	1
Microwave Popcorn	690	24	2
Refrigerated Meals	580	14	1
Helper Dinner Mixes	570	63	1
Fruit Snacks	460	59	1
Family Flour	340	41	1

Source: ACNielsen

PILLSBURY
LEADING MARKET POSITIONS
($ in MM)

	Category Size	3-Yr. Sales CAGR	Dollar Share	Rank
Refrigerated Dough	1,480	+5	79%	1
Frozen Vegetables / Meal Starters	2,080	-1	23	1
Ready-to-serve Soup	1,400	+8	22	2
Frozen Breakfast Foods	870	+1	37	2
Frozen Hot Snacks	480	+8	33	1
Mexican Dinner Kits/Shells	280	+4	39	1

Source: ACNielsen

THE NEW GENERAL MILLS
A FASTER GROWTH PORTFOLIO

1. Faster Growing Retail Categories
   -- Stronger Convenience Profile
   -- New Platforms for Innovation

2. Expanded Participation in High-growth Foodservice Business

3. Increased Presence in International Markets

FASTER GROWTH RETAIL CATEGORIES
(3-Yr. Sales CGR)



4%
1%
General Mills Categories
Pillsbury Categories

Source: ACNielsen

STRONGER CONVENIENCE PROFILE
(Billions of Sales $'s)

U.S. Retail	Ready to Eat	Fast Prep	Scratch and Mixes
Current General Mills	$4.0	$.3	$1.7
New General Mills	$4.1	$2.5	$1.9
	• Big G Cereals • Yogurt • Snacks • Ice Cream	• Refrigerated Dough • Refrigerated Entrees • Ready to Serve Soups • Frozen Breakfast Foods • Frozen Pizza/ Snacks • Frozen Vegetables/ Meal Starters	• Dessert Mixes • Helper Dinner Mixes • Family Flour • Side Dish Mixes • Mexican Dinners

PILLSBURY'S DOUGH CORE

$3.2 Billion Sales


International
$0.3
Foodservice
$1.3
Refrigerated
Baked Goods
$1.0
Frozen
Breakfast
$0.3
Totino's
Pizza/Snacks
$0.4

U.S. REFRIGERATED DOUGH CATEGORY SUMMARY

Retail $ Sales	$1.5 Billion
3-Yr. Category Growth	
$	5%
Units	2%
Pillsbury $ Share	79%
Household Penetration	74%

Source: ACNielsen

REFRIGERATED DOUGH
(U.S. Sales in Millions)


7% CAGR
from 1995-2000
$725
$1,025
F'95
F'00



REFRIGERATED DOUGH INNOVATION


$ MM
+16% CGR
from 1998-2000
100
75
50
25
0
F'98
F'99
F'00

Holiday Cookies


CANDY CANE
RUDOLPH
Holiday

NEW INNOVATION PLATFORMS
FROZEN FOODS


Häagen-Dazs
NEW!
Dulce de Leche
Häagen-Dazs
Häagen-Dazs
Häagen-Dazs
Häagen-Dazs

Ice Cream


TOASTER STRUDEL
Strawberry
Pillsbury
TOASTER SCRAMBLES
REAL
Cheese, Egg & Bacon

Frozen Breakfast Foods


Totino's
Pizza Rolls
10% MORE FREE

Frozen Pizza / Snacks


Green Giant
NEW!
CHICKEN TERIYAKI
Green Giant
NEW!
CHICKEN ALFREDO

Meal Starters

NEW INNOVATION PLATFORMS
SHELF STABLE FOOD

Ready to Serve Soup


PROGRESSO
STEAK
Beef & Baked Potato
NEW!
PROGRESSO
STEAK
Beef & Mushroom
PROGRESSO
STEAK
Beef & Vegetable
NEW!


OLD EL PASO
SPANISH RICE
OLD EL PASO
GREAT NEW TACO FLAVOR
TACO
DINNER KIT
OLD EL PASO
Taco
SEASONING MIX
TRY WITH CHICKEN

Mexican Foods

NEW INNOVATION PLATFORMS FOR FASTER GROWTH
(3-Yr. Sales CGRs)


General Mills
Retail Categories
Pillsbury
Retail Categories
+1%
+3%
+4%
+3%
Category Growth
General Mills Sales*
Category Growth
Pillsbury Sales

Source: ACNielsen

* Excluding Acquisitions

STRONGER CONVENIENCE PROFILE
PRODUCT INNOVATION



Betty Crocker
NEW!
Bowl Appétit!
Easy 5-Minute Prep – Just Add Water & Microwave!
THREE-CHEESE ROTINI
No Preservatives or Artificial Flavors



NEW!
Honey Nut Cheerios
Milk 'n Cereal Bars
The NUTRITION of a bowl of Cereal with Milk
6 Bars



NEW
Yoplait
Exprèsse
SPOON-FREE YOGURT
8 Strawberry
FREEZE OR FRIDGE



OLD EL PASO
NEW!
CHEESY
Taco Pizza
DINNER KIT
8 CORN CRUSTS, CHEESY SAUCE MIX & SEASONING MIX
Just Add beef & toppings



Pillsbury
Toaster
NEW!
Bagel Shoppe
CINNAMON RAISIN
6 FILLED BAGELS
NET WT. 10 OZ (283g)



NEW!
Pillsbury
Ready to Bake!
CHOCOLATE CHIP
COOKIES
20 COOKIES
NET WT. 18 OZ (1 LB 2 OZ) 510g

CHANNEL GROWTH PROJECTIONS

	2000-2010 Projected Sales CGR
Traditional Grocery	1%
Mass / Drug / Discount / Clubs	8%
Total Retail	3%
Foodservice	6%

PILLSBURY FOODSERVICE GROWTH
(Sales $ in Millions)


19% CAGR
from 1992-2000
1500
1000
500
0
F'92
F'95
F'00
EBIT Margin 8%
11%
14%

FOODSERVICE BAKERY PRODUCTS

$24 Billion Market Segment

	3-Yr. Sales Growth
Fast-growing Areas	
In-store / Retail Bakeries	+4%
Foodservice / Brands	+5%
Pillsbury Foodservice Sales	+17%
- Value-added Product Innovation	

PILLSBURY PRODUCTS
IN GENERAL MILLS CHANNELS


Holiday

Convenience Stores




Betty Crocker

Schools / Colleges

Pillsbury

STRONGER INTERNATIONAL PRESENCE
($ in Billions)


Pillsbury
General Mills Share of JVs
100% Owned General Mills
$.4
$1.1
$2.3
1990
2000
Pro Forma

PILLSBURY'S INTERNATIONAL BUSINESS
Total Sales $1.2 Billion

Major Markets
- U.K.
- France
- Spain
- Germany



Europe
Canada
Latin America
Asia

- 30 Plants
- 7,800 Employees
- 5-Yr. Sales CGR = 5%

Major Markets
- Argentina
- Brazil
- Venezuela

Major Markets
- Japan
- Australia

INTERNATIONAL INFRASTRUCTURE

	Shelf Stable	Frozen	Refrigerated
Manufacturing	✓	✓	✓
Distribution	✓	✓	✓
Salesforce	✓	✓	✓
Local Market Knowledge	✓	✓	✓

STRATEGIC RATIONALE

- Stronger, More Balanced Portfolio Geared for Faster Growth
- Significant Synergies
- Enhanced Shareholder Value

SYNERGIES

- Supply Chain Overlap and Increased Scale
- Center Store (Dry Grocery) Distribution and Sales
- Refrigerated Distribution
- Marketing Spending Synergies
- General and Administrative Cost Savings

SUPPLY CHAIN PRODUCTIVITY


General Mills
Cost per Case Index
100
91
1991
2000



Increased Purchasing Leverage



Manufacturing Productivity



Distribution Efficiencies

PROJECTED COST SAVINGS

- $25 Million in 2001
- $220 Million in 2002
- $400 Million in 2003

COMPATIBLE CULTURES

- Roots in Minneapolis Milling Industry
- Focus on Building Value-added Brands
- Continuous Innovation Focus
- Commitment to Corporate Citizenship

STRATEGIC RATIONALE

- Stronger, More Balanced Portfolio Geared for Faster Growth
- Significant Synergies
- Enhanced Shareholder Value

DIAGEO EQUITY OWNERSHIP

- 141 Million Shares, 33% Stake
- Standstill on Additional Purchases
- Pass-through Voting
- Board Representation

CONTINGENT PAYMENT

- Timing: First Anniversary of Close
- Payment Determined by General Mills Average Stock Price

Pillsbury

GENERAL MILLS
POTENTIAL DIVESTITURE

- Pillsbury Dessert Mixes
- Green Giant Canned Vegetables

PROJECTED CASH FLOW FROM OPERATIONS

(Millions)



General Mills
General Mills / Pillsbury
800
955
860
1390
925
1675
995
1870
2001
2002
2003
2004

PROJECTED FINANCIAL DATA
($ in Millions)

	FY01	FY02	FY03
Total Debt	$8,300	$8,000	$7,500
Debt / EBITDA	4.6	3.0	2.4
Interest Coverage	3.3x	3.6x	4.4x

PER SHARE IMPACT*

	FY01	FY02	FY03
Cash EPS	($.15)	$.10	$.36
Goodwill	($.32)	($.48)	($.49)
Book EPS	($.47)	($.38)	($.13)

Maintain Prevailing Dividend of $1.10 per Share

*** Assuming Divestitures**

GENERAL MILLS
GROWTH STRATEGIES

- Product Innovation
- Channel Expansion
- International Market Expansion
- Margin Expansion

THE NEW GENERAL MILLS
2010 EPS MODEL

Established U.S. Businesses	8 - 9 pts.
International Operations	1 - 2 pts.
New Businesses	1 - 2 pts.
Share Repurchase	1 - 2 pts.
CGR	11 - 15%

TIMELINE

- General Mills and Diageo Shareholder Approval
- Regulatory Review
- Estimated Completion by December 2000

In connection with this transaction, General Mills will be filing a Proxy Statement with the Securities and Exchange Commission. SECURITY HOLDERS OF GENERAL MILLS ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING THIS BUSINESS COMBINATION. Investors and security holders may obtain a free copy of the statement when it becomes available at the Securities and Exchange Commission's website at http://www.sec.gov.

A STRONGER PORTFOLIO

Pillsbury

GEARED FOR FASTER GROWTH